Exhibit 99.1

RIO ALTO PROVIDES NOTICE OF Q1 2014 FINANCIAL RESULTS RELEASE AND INVESTOR CONFERENCE CALL DETAILS

For Immediate Release	May 8, 2014

Rio Alto Mining Limited ("Rio Alto" or the "Company") (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) will file its financial statements and associated management's discussion and analysis for the first quarter of 2014 after market close on Friday, May 9, 2014. Management will discuss Rio Alto's 2014 first quarter results following the annual general and special meeting of the Company's shareholders ("AGM") that will be held on Monday, May 12, 2014 at 11:00 a.m. Toronto time in the Bay Street Room, Trump International Hotel & Tower, 325 Bay Street, Toronto, Ontario.

Shareholders, financial analysts and all other interested parties are invited to attend the AGM and the following discussion by conference call. To access the conference call by phone within Canada and the U.S. the toll-free number is 1 800 319 4610 and within Lima the number is 51 1 708 6135. Outside of Canada, the U.S. and Peru, please dial 1 604 638 5340 to participate on the call.

Participants are requested to dial in at least five to ten minutes prior to the commencement of the AGM to secure a line.

A replay of the audio webcast will be available at:

www.rioaltomining.com/investor/agm/

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President, CEO & Director

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	604.628.1401	Phone:	604.628.1401
Phone:	+511 625 9900	Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com